Exhibit 4.4
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following summary description of Savers Value Village, Inc.’s (the “Company”) capital stock is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation of the Company (the “Certificate”) and the Bylaws of the Company (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part (the “Annual Report”). We encourage you to read our Certificate, our Bylaws, and the applicable provisions of Delaware General Business Corporation Law (the “DGCL”) carefully.

Authorized Capital Stock

The Company's authorized capital stock consists of 900,000,000 shares of capital stock, of which 800,000,000 shares are common stock, $0.000001 par value per share (the “Common Stock”), and 100,000,000 shares are preferred stock, $0.000001 par value per share (the “Preferred Stock”).
All outstanding shares of our Common Stock are fully paid and nonassessable. As of the date of filing of the Annual Report, no shares of Preferred Stock were issued or outstanding.

Description of Common Stock

Voting Rights
Each share of our Common Stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. There is no cumulative voting, which means that a holder or group of holders of a majority of the shares of our Common Stock can elect all of our directors.

Dividend rights
The holders of our Common Stock are entitled to receive dividends when and as declared by our Board of Directors from legally available sources, subject to the prior rights of the holders of our Preferred Stock, if any.

Preemptive or similar rights
Our Common Stock is not entitled to preemptive rights. The rights of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock that our Board of Directors may designate and issue in the future.

Liquidation rights
Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Common Stock and any participating Preferred Stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock and payment of claims of creditors.

Preferred Stock

Our Board of Directors is authorized to issue up to 100,000,000 shares of our Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof, in each case without further action by our stockholders. Subject to the terms of any series of Preferred Stock so designated, our Board of Directors is also authorized to increase or decrease the number of shares of any series of Preferred Stock, but not below the number of shares of that series then outstanding. Our Board of Directors may authorize the issuance of Preferred Stock with voting or conversion or other rights that could adversely affect the voting power or other rights of the holders of our Common Stock.

Anti-takeover Statute

Our Certificate includes a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. These restrictions do not apply to any business combination involving certain funds, investment vehicles or accounts managed or advised by Ares Management Corporation (NYSE: ARES) (“Ares”), or any affiliate of Ares, including the Private Equity Group of Ares Management Corporation (the “Ares Funds”), or their respective direct and indirect transferees, on the one hand, and us, on the other.

Additionally, we are able to enter into a business combination with an interested stockholder if:

•	before that person became an interested stockholder, our Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by our Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination. Under our Certificate, an “interested stockholder” generally does not include Ares or any affiliate of Ares, including the Ares Funds, or their respective direct and indirect transferees.

Other Provisions of our Certificate and Bylaws

Action by written consent; special meetings of stockholders

Our Certificate provides that, from and after the time when the Ares Funds cease to beneficially own at least a majority of the shares of our outstanding Common Stock, which time we refer to as the “Trigger Date”, our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, following the Trigger Date, a holder controlling a majority of our Common Stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Bylaws. In addition, our Certificate provides that, from and after the Trigger Date, special meetings of the stockholders may be called only by the chairperson of our Board of Directors, our Chief Executive Officer or our Board of Directors.

Advance notice procedures

Our Bylaws include advance notice procedures with respect to stockholder proposals and stockholder nomination of candidates for election as directors.

Board classification

Our Certificate provides for a Board of Directors comprised of three classes of directors, with each class serving a three-year term beginning and ending in different years than those of the other two classes. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

Removal of directors; vacancies

From and after the Trigger Date, directors may only be removed for cause by the affirmative vote of at least two-thirds of the voting power of our outstanding Common Stock. Prior to the Trigger Date, directors may be removed with or without cause by the affirmative vote of at least a majority of the voting power of our outstanding Common Stock. Except in the case of a vacancy arising with respect to a director designated by the Ares Funds where they continue to have a right of designation pursuant to the Stockholders Agreement, our Board of Directors has the sole power to fill any vacancy on our Board of Directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise.

Amendment of Certificate and Bylaw Provisions

Subject to the terms of the Stockholders Agreement between the Ares Funds and the Company, dated as of July 3, 2023 (the “Stockholders Agreement”), following the Trigger Date, the amendment of certain of the provisions of our Certificate requires approval by holders of at least two-thirds of the voting power of our outstanding Common Stock. Subject to the terms of the Stockholders Agreement, our Certificate provides that our Board of Directors may from time to time adopt, amend, alter or repeal our Bylaws without stockholder approval. Subject to the terms of the Stockholders Agreement, the stockholders may adopt, amend, alter or repeal our Bylaws by the affirmative vote of a majority of the voting power of our outstanding Common Stock (other than certain specified Bylaws which, following the Trigger Date, will require the affirmative vote of two-thirds of our outstanding Common Stock).
In addition, the Stockholders Agreement provides that, for so long as the Ares Funds own at least 30% of the outstanding shares of our Common Stock, certain significant corporate actions will require the prior written consent of the Ares Funds, subject to certain exceptions. If the Ares Funds own less than 5% of the outstanding shares of our Common Stock, such action will not be subject to the approval of the Ares Funds and the shares of Common Stock owned by the Ares Funds will be excluded in calculating the 30% threshold.

Corporate Opportunity

Our Certificate provides that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” does not apply against the Ares Funds, any of our non-employee directors or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses.

Choice of Forum

Our Certificate provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of us,

(ii) action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or stockholders to us or our stockholders, creditors, or other constituents, (iii) action asserting a claim arising out of or relating to any provision of the DGCL or our Certificate or our Bylaws (as either may be amended and/or restated from time to time), or (iv) action asserting a claim against us or any of our directors or officers that is governed by the internal affairs doctrine; provided, that, if the Court of Chancery of the State of Delaware does not have jurisdiction, such action may be brought in another state court sitting in the State of Delaware, or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware, unless we consent in writing to the selection of an alternative forum. Additionally, our Certificate states that the foregoing provision does not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or such other federal securities law.

Limitations of Liability, Indemnification and Advancement

Our Certificate and Bylaws provide that we will indemnify and advance expenses to our directors and officers, and may indemnify and advance expenses to our employees and other agents, to the fullest extent permitted by Delaware law, which prohibits our Certificate from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our Certificate does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our Certificate and Bylaws, we are also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification and advancement of expenses required in our Certificate and Bylaws, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements provide for the indemnification of, and the advancement of expenses to, such persons for all reasonable expenses and liabilities, including attorneys’ fees, judgments, fines and settlement amounts, incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Equiniti Trust Company, LLC. The transfer agent’s address is 48 Wall Street, Floor 23, New York, New York 10005, Attention: Legal Department.

Listing

Our Common Stock is listed on the New York Stock Exchange under the symbol “SVV.”